UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period    October 2007                                   File No:  0-52265

Keegan Resources Inc.

(Name of Registrant)

Suite 1204 – 700 West Pender Street, Vancouver, British Columbia, Canada V6C 1G8

(Address of principal executive offices)

1.

News Release dated October 1, 2007

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.           FORM 20-F XXX         FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Keegan Resources Inc.

(Registrant)

Dated: October 1, 2007

Signed: /s/  Michael Bebek

Michael Bebek

Corporate Secretary

PRESS RELEASE

TSX-V:  KGN

KEEGAN DRILLS 23 M OF 2.93 G/T AND 46 M OF 1.56 G/T AU IN STEP-OUT DRILLING AT ESAASE GOLD PROJECT

Keegan is pleased to release the results of six step-out drill holes, seven infill drill holes and eight depth extensions of existing holes from its drill program at the Esaase Gold Property, which is currently underway.  All three aspects of the drilling were highly successful with the deepening holes intersecting as much as 23 meters of 2.93 g/t Au in hole 29, step out holes intersecting as much as 46 meters of 1.56 g/t Au in hole 152, and infill holes intersecting as much as 32 meters of 1.30 g/t Au in hole 155, as well as 15 meters of 3.11 g/t Au in hole 147.

The excellent results from the step out holes and the deepening of hole 29 add considerable potential resource to the northwest of the deposit, the other depth extensions add depth to the mineralization in the central portion of the deposit, and the infill holes demonstrate good continuity between sections (see http://www.keeganresources.com/ for maps and drill sections). The deposit remains open in both directions along strike, down dip to the west and at depth. Keegan plans to continue its aggressive step out, infill, and drill hole deepening program throughout the fall and winter months.

Keegan would also like to report that it has engaged Coffey Mining’s lead Resource Estimation Group in Perth, Australia to calculate the initial inferred gold resource for the Esaase project’s main zone. Keegan plans to release the results before the end of the fourth quarter 2007.

Table 1.  Gold Intercepts (drilled widths) from Keegan’s Main Zone Resource Definition Drilling

Hole_ID	From (m)	To (m)	Drilled Width (m)	Grade (g/t)	Type	Hole_ID	From (m)	To (m)	Drilled Width (m)	Grade (g/t)	Type
KEDD143	79	97	18	1.10	stepout	KEDD149	125	157	32	1.61	infill
KEDD143	158	176	18	0.78	stepout	Including	137	138	1	34.10	infill
KEDD143	185	206	21	0.71	stepout	KEDD149	174	194	20	1.37	infill
KEDD143	221	239	18	0.80	stepout	KEDD149	205	212.1	7.1	2.56	infill
KEDD143	295	300	5	0.81	stepout	Including	207	208	1	14.70	infill
KEDD143	332	338.1	6.1	0.72	stepout	KEDD150	37	46	9	0.50	stepout
KEDD144	259	283	34	0.72	stepout	KEDD150	80	85	5	0.50	stepout
KEDD144	295	314	19	1.12	stepout	KEDD150	95	110	16	0.83	stepout
including	295	296	1	13.10	infill	KEDD150	186	246	60	0.91	stepout
KERC145	0	39	39	1.00	infill	KEDD150	264	279	15	0.62	stepout
KERC145	52	93	41	1.08	infill	KEDD150	370	378	8	2.56	stepout
KEDD147	11	26	15	3.11	infill	Including	370	371	1	15.18	stepout
including	19	21	2	20.50	infill	KEDD151	142	148	6	0.72	stepout
KEDD147	59	69	10	1.04	infill	KEDD151	191	262.3	71.3	0.97	stepout
KEDD147	79	135	56	0.97	infill	Including	261	262.3	1.3	22.35	stepout
KEDD147	149	223	74	0.72	infill	KEDD151	280	288	8	0.55	stepout
including	164	165	1	44.50	infill	KEDD151	391	386	5	1.35	stepout
KERC148	55	67	12	1.03	infill	KEDD152	141	160	19	0.96	stepout
KERC148	102	115	13	0.73	infill	Including	159	160	1	12.40	stepout
KERC148	183	153	20	3.28	infill	KEDD152	222	230	8	2.93	stepout
including	155	156	1	33.50	infill	Including	229	230	1	20.94	stepout
KERC148	214	219	5	0.65	infill	KEDD152	276	322	46	1.56	stepout
KEDD149	11	36	25	0.73	infill	Including	284	285	1	17.03	stepout
including	287.9	289	1.1	16.33	stepout	KERC002	116	169	53	1.04	deepening
KEDD152	337	361	24	1.14	stepout	including	130	131	1	21.01	deepening
KEDD152	370.2	392.95	22.75	0.59	stepout	KERC002	178	185	7	0.96	deepening
KEDD152	431	436	5	0.95	stepout	KERC002	201	210	9	0.76	deepening
KEDD153	154	167	13	1.56	stepout	KERC019	no significant assays				deepening
KEDD153	203	209	6	1.12	stepout	KERC020	no significant assays				deepening
KEDD153	286	307	21	2.69	stepout	KERC022	no significant assays				deepening
KERC155	0	32	32	1.30	infill	KERC026	127	137	10	3.25	deepening
including	6	7	1	26.01	infill	KERC027	137	168	31	0.71	deepening
KERC155	41	63	22	0.93	infill	including	131	132	1	26.00	deepening
KERC155	144	149	5	0.86	infill	KERC027	231	236	5	0.74	deepening
KERC155	181	188	7	0.60	infill	KERC029	130	153	23	2.93	deepening
KERC158	0	26	26	0.64	infill	including	147	148	1	28.50	deepening
KERC158	56	62	6	0.51	infill	including	151	152	1	15.20	deepening
KERC158	71	77	6	1.40	infill	KERC029	175	227	52	0.82	deepening

Dan McCoy, President and CEO of Keegan states:  “We are pleased to see that all aspects of our current drill program are proving successful.  The drilling at Esaase continues to expand the deposit and define good continuity between sections.  Together with the amenable geometry, favorable topographic expression and positive metallurgy, the increased size, depth and continuity of the gold mineralization demonstrate all the necessary components for an efficient, modern, open pit mining operation.”

Richard Haslinger, P. Eng. is the Qualified Person with respect to NI 43-101 at Esaase. RC samples were taken at one meter intervals under dry drilling conditions by geologic and resource consultant RSG Global, Inc. utilizing drilling and sampling techniques widely accepted in resource definition studies of other West African gold deposits.  All reverse circulation drill samples are weighed on site.  Core portions of the drill holes consist exclusively of HQ core.  They are logged and sawn on site with half samples sent to the lab.  All samples are using standard 50 gram fire assay with atomic absorption finish by Transworld Laboratories (GH) Ltd. in Tarkwa, Ghana or SGS Labs in Tarkwa, Ghana. QA/QC programs using internal and external standard samples, re-assays, and blanks indicate good accuracy and precision in a large majority of standards assayed.  Intercepts were calculated to emphasize width rather than grade:  a minimum of a 0.2 g/t cut off at beginning and end of the intercept and allowing for no more than six consecutive samples (six meters) of less than 0.2 g/t Au.  All internal intercepts above 10 g/t Au are reported within the intercept.   Intercepts of less than 5 meters or less than 0.5 g/t Au were not reported.  Mineralization strikes approximately 30 degrees east of north and dips 45 to 60 degrees to the west.  The drill holes are oriented 10 degrees south of north and are inclined at 45 degrees to the east, so true widths are estimated to be over 80% of the drilled widths.

About Keegan Resources Keegan is a junior gold company offering investors the opportunity to share ownership in the rapid exploration and development of high quality, pure gold assets. The Company is focused on its wholly owned flagship Esaase and Asumura gold projects located in Ghana, West Africa. Managed by highly skilled and successful technical and financial professionals, Keegan is well financed with no debt. Keegan is also strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighboring communities. Keegan trades on the TSX-VEN under the symbol KGN. More information about Keegan is available at www.keeganresources.com.

On Behalf of the Board

Dan McCoy, Ph.D.

President & CEO

For more information please visit the company website at

http://www.keeganresources.com or contact investor relations at

604-683-8193 or info@keeganresources.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release.

This release includes certain statements that may be deemed forward-looking statements. All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's filings that are available at www.sedar.com.

Main Zone Grade Thickness Map

Cumulative grade thickness
Units are gram/ton times meter
50 to 300 (79)
25 to 50 (33)
10 to 25 (17)
5 to 10 (7)
0 to 5 (9)
Cumulative grade thickness
units are gram/ton times meter
100% 100
50.1988% 50
20.2783% 25
1.59046% 10
0.994036% 5
0% 1.01
sect. 10320
sect. 10240
sect. 10160
sect. 10080
sect. 10000
sect. 9920
Sect 9840
Sect 9800
sect. 9760
Sect 9720
sect. 9680
sect.9600
sect. 9520
sect. 9440
sect. 9360
Sect. 9120
Sect. 8960
Sect. 8880
KERC029
KEDD151
KEDD152
KEDD143
KEDD144
KEDD149
KEDD153
KERC002
KEDD150
KERC088
KEDD147
KERC148
KERC155
KERC145
KERC019
KERC020
KERC026
KERC027
KERC158